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                                                                    EXHIBIT 3.11

               AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                                      OF
                         CRYO-CELL INTERNATIONAL, INC.


It is hereby certified that:

          1. The name of the corporation (the "Corporation") is CRYO-CELL INTERNATIONAL, INC., which is the name under which the Corporation was originally incorporated; the date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware is September 11, 1989; and the Certificate of Incorporation was amended by the filing of a Certificate of Amendment on October 24, 1994.

          2. The Certificate of Incorporation of the Corporation is hereby amended by (i) in Paragraph Fourth, increasing the number of shares of Common Stock which the Corporation shall have authority to issue from 15,000,000 shares to 20,000,000 shares, (ii) in Paragraph Fifth, providing for the classification of the Board of Directors into three classes, with one class being elected each year to serve a staggered three-year term.

          3. The provisions of the Certificate of Incorporation of the Corporation as herein amended are hereby restated and integrated into the single instrument which is hereinafter set forth, and which is entitled Amended and Restated Certificate of Incorporation of Cryo-Cell International, Inc.

          4. The amendments and the amended restatement of the Certificate of Incorporation hereinafter certified have been duly adopted by the Board of Directors and the stockholders of the Corporation in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

          5. The Amended and Restated Certificate of Incorporation of the Corporation, as amended and restated herein, reads as follows: